

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 17, 2008

Mr. Robert Dultz
Chairman and Chief Executive Officer
USCORP
4535 W. Sahara Ave. Suite 204
Las Vegas, NV 89102

   Re: **USCORP**
      Form 10-KSB for the Fiscal Year Ended September 30, 2007
      Filed January 9, 2008
      File No. 000-19061

Dear Mr. Dultz:

  We have completed our review of your 2007 Form 10-KSB, and related amendments, and do not, at this time, have any further comments.

        Sincerely,

        Jill S. Davis
        Branch Chief